Exhibit 8.1

Subsidiaries

NAME	COUNTRY OF INCORPORATION
Lasermedia UK Ltd	England
Lasermedia International Ltd.	England
Futuremedia Interactive Ltd.	England
Futuremedia America Inc.	United States
Easycando.com Ltd.	England
Futuremedia (BVI) Ltd	British Virgin Islands
C2W Ltd.	England
Activna Objects Ltd.	England
Temp Ltd	England
Futuremedia Sverige AB	Sweden
Lexon Inc	British Virgin Islands
Betternote Limited	England
Button Communications Holdings Limited	England
Meteor Video Services Limited	England
Button One to One (London) Limited	England
Button Publishing Limited	England
The Button Design Company Limited	England
Button I.T. Limited	England
The Button Communications Group Limited	England